FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For April 18, 2007

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for April 18, 2007 and incorporated by reference herein is the Registrant's immediate report dated April 18, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Oranit Berko —————————————— Oranit Berko Corporate Controller

Dated: April 18, 2007

Leading Financial Services Firm Increases Operational Efficiency and Cuts
Costs of Multi-platform Environment with BluePhoenix's Legacy Modernization

Project Provides Return on Investment in Only One Year While Enabling
Company to Provide Higher Level of Services to International Clients

CARY, N.C. – April 18, 2007 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven legacy modernization, today announced the successful completion of a major application and platform migration project for a leading financial services firm. The project included the migration of IDMS/MVS systems to an Oracle/UNIX operating environment.

The project provides the firm, which serves the international financial marketplace, with increased operational efficiency and significantly reduces the costs of its multi-platform environment. In addition, the company has realized new opportunities because the modernized applications and distributed systems enable it to respond more quickly to changing business conditions. The company was able to realize a return on its investment within only one year.

The primary business issues the company faced were the need for its legacy applications to adapt to new market conditions, the high expense of its multi-platform environment and the fact that its newly developed and acquired applications were incompatible with legacy systems.

BluePhoenix Solutions has extensive experience in automated global assessment, migration and remediation projects for a range of companies in the financial services and insurance industries worldwide.

“BluePhoenix is excited with the results achieved in this large-scale, enterprise-wide system migration,” said Arik Kilman, chief executive officer of BluePhoenix Solutions. “Our ability to deliver these excellent results is based upon our domain expertise, unique migration methodology and extensive large-project management skills. Our superior technical expertise and best-in-class automated tools have been field-proven once again.”

BluePhoenix completed the successful migration using a combination of automated tools and proven methodology. The BluePhoenix™ IT Discovery solution was used to perform a high-level assessment of the COBOL/IDMS and ADSO/IDMS software components, IDMS Schemas and CICS interactions. Upon completion of the assessment, BluePhoenix™ DatabaseMigrator for IDMS and BluePhoenix™ PlatformMigrator were used to migrate all COBOL/IDMS and ADSO/IDMS code from IDMS/MVS to Micro Focus COBOL /Oracle/UNIX and MVS-based Job Control Language (JCL) to SUN/UNIX/MBM scripts.

About BluePhoenix Solutions (www.bphx.com )
BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value driven modernization solutions for legacy information systems. BluePhoenix’s offering includes a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting and renewal. Leveraging over twenty years of best practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix’s solutions serve companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing and retail. Among its prestigious customers are: Aflac, DaimlerChrysler, Danish Commerce and Companies Agency, Europe Assistance, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, SDC Udvikling and TEMENOS. BluePhoenix has 12 offices in the U.S., UK, Denmark, Germany, Italy, Romania, Cyprus and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Contact:
Tsipora Cohen
VP Worldwide Marketing
BluePhoenix Solution
+1 781-652-8945
tcohen@bphx.com

OR

Elyse Familant
GCC, Inc.
1 978-725-3637
elysef@gccpr.com